{Letterhead}
                              The Chesapeake Group
                         Investment and Merchant Banking


                  An Affiliate of Economic Analysis Group, Ltd.


                                                             January 16, 1996

   Strictly Private & Confidential

   Mr. Grant Kesler
   Chief Executive Officer
   Metalclad Corporation
   3737  Birch Street
   Newport Beach, CA 92660

   Dear Mr. Kesler,

   This letter ( the Agreement ) outlines the terms under which Chesapeake Group Inc. ( Chesapeake ) would be engaged to act as financial consultant to the Metalclad Group of Companies ( Metalclad ) in connection with transactions involving its Mexican Waste Operations ( Mexico ).

   1. Services

        Chesapeake shall assist Metalclad in working on its Mexican business and identifying and designing financial and business structures relating to transactions involving its Mexican Waste Operation. This engagement shall relate to any transaction in which Metalclad has any substantive Mexican relationship including those in which Metalclad is a prospective or actual buyer, seller, developer, investor, manager, or operator
   ( Transactions ).

   2. Advisory Fees

        Metalclad will compensate Chesapeake for the services according to the following schedule.

        A. Fees for services through 1995          $100,000
        B. Monthly retainer beginning 1996           $8,000

   3. Transaction Fees













        In addition to the advisory fee defined in paragraph two above, Metalclad will compensate Chesapeake for individual Transactions based on the schedule (Schedule I) to be provided on an ongoing basis and updated by Metalclad and Chesapeake and attached to this agreement.

   4. Termination

        Chesapeake s services hereunder may be terminated by either party at the end of the twenty-fourth month of this agreement without liability or continuing obligation to Chesapeake or Metalclad, except for any compensation earned or otherwise to be paid to Chesapeake pursuant to this Agreement and any expenses incurred by Chesapeake to the date of termination. The date of termination will be 30 days from the date of a termination notice being posted. In the event that a termination notice is not served, it will continue in force on a month-by-month basis thereafter.

   5. Survival

        Chesapeake shall have an ongoing interest based on fees earned as defined in paragraphs 2 and 3 for a period of 24 months following termination with respect to any transaction identified on Schedule I.

   6. Additional Services

        If Metalclad requests Chesapeake to perform services not contemplated by this Agreement or if the terms and conditions of Chesapeake s assignment change. Chesapeake s compensation will be determined through negotiations with Metalclad conducted in good faith. Such additional services will include work to be undertaken by Erik Buchakian, Matthew Root, or other Chesapeake consultants required by Metalclad.

   7. Confidentiality

        All information learned by Chesapeake pursuant to this engagement will be treated by its officers, employees and agents as confidential and such information will only be disclosed to those parties and affiliates who need to know it and will be used solely for the purposes of undertaking this engagement.

        At the request of Metalclad, Chesapeake undertakes that it will hold specified information for its exclusive use and that it will not release such information to any other party without the prior written approval of the relevant party.

        This confidentiality undertaking shall not apply to any part of the information provided hereunder which is or becomes generally available to the public without breach of this Agreement. Chesapeake agrees that the provisions of this section will survive for a period of three years and remain operative regardless of any termination or completion of its services hereunder.

   8. Indemnification












        Metalclad will indemnify Chesapeake and each of their directors, officers, employees and agents against any and all losses, claims, liabilities, relating to or arising from the arrangements hereby or requested pursuant hereto provided that the same shall not have arisen from negligence or willful default. In addition, no claims will be made against Chesapeake by Metalclad in respect of any loss or damage which may be suffered relating to or arising from the arrangements contemplated hereby or requested pursuant hereto provided that the same shall not have arisen from negligence or willful default. This paragraph shall survive any termination of the Agreement and arrangements contained in this letter. Chesapeake s liability to Metalclad under this Agreement, including liability for negligence, shall be limited to the amount of any fees received by it under the Agreement.

        Metalclad agrees to reimburse Chesapeake for all reasonable expenses (including reasonable fees and expenses of Counsel) which are incurred by it in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation, in which Chesapeake is a party.

   9. Counterparts

        This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

   If you are in agreement with the terms and conditions of this Agreement, please sign and return an executed copy to Chesapeake.

   Yours sincerely,

   For and on behalf of Chesapeake

   /s/Douglas S. Land
   Douglas S. Land
   Managing Director
   Chesapeake Group, Incorporated


   I hereby accept the terms set out in this letter.

   For an on behalf of Metalclad

   /s/Grant Kesler
   Grant Kesler
   Chief Executive Officer
   Metalclad Corporation


















                                   Schedule I


   Transaction Fees

        1. BFI, INTERNATIONAL - In addition to the advisory fee payable to Chesapeake under the terms of paragraph 2, Metalclad will pay Chesapeake the following transaction fee relating to the negotiation of a joint venture with BFI, International.

           a.    Structuring Fee:        $75,000 payable on February 1, 1996;
                                         (Not subject to closing)



           Plus



           b. Success Fee at Closing: 5% of the value of the transaction up to $2.5 million and 2.5% of the value thereafter with a minimum cash fee of $250,000 and a maximum cash fee of $500,000, payable at the closing of the transaction. The total amount of the Success Fee in excess of $500,000 shall be payable in stock based on the low bid during the two weeks prior to closing.



   /s/Grant S. Kesler
   Agreed on Behalf
   of Metalclad
   January 16, 1996